EXHIBIT 2





Investor and Media Contact:             Daniel J. Zvonek
                                        Director - Investor and Public Relations

                                        (801) 539-0112



FOR IMMEDIATE RELEASE

                       AMERICAN STORES COMPANY ANNOUNCES
                      2-FOR-1 STOCK SPLIT; RAISES DIVIDEND



Salt Lake City, Utah -- June 17, 1997 -- The Board of Directors of American Stores Company (NYSE: ASC) today declared a 2-for-1 stock split on the company's common stock, payable July 16, 1997 to shareholders of record on July 1, 1997. The company currently has approximately 136.1 million shares of common stock outstanding.

The Board of Directors also declared a quarterly dividend and increased the dividend rate on the company's common stock to 18 cents per share ( 9 cents per share post-split) from 16 cents per share ( 8 cents per share post-split). The dividend is payable July 10, 1997 to shareholders of record on June 27, 1997.